

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2024

Carter Ward
Chief Financial Officer
ELITE PHARMACEUTICALS INC /NV/
165 Ludlow Avenue
Northvale, NJ 07647

> **Re: ELITE PHARMACEUTICALS INC /NV/**
> **Form 10-K for the Fiscal Year Ended March 31, 2023**
> **Filed June 29, 2023**
> **File No. 001-15697**

Dear Carter Ward:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences